Mail Stop 0407

      							August 1, 2005

Via U.S. Mail and Fax
Mr. Carlos Ferreiro Rivas
Chief Financial Officer
INNOVA, S. DE R.L. DE C.V.
INSURGENTES SUR 694, PISO 8
COLONIA DEL VALLE
03100 MEXICO, D.F.
MEXICO

	RE:   INNOVA, S. DE R.L. DE C.V.
		Form 20-F for the fiscal year ended December 31, 2004
		Filed June 13, 2005


Dear Mr. Rivas:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

Operating Expense, page 45

1. We note that you benefit from volume-based discount rates.
Please
tell us how these discounts are recorded under US GAAP.

Contractual Obligations and Commercial Commitments, page 52

2. Please include the required interest payments in the table.

Programming arrangements with related parties, page 67

3. Tell us how you are accounting for the programming rights, transmission and/or broadcasting rights under both Mexican GAAP and
US GAAP.

Item 15. Controls and Procedures, page 83
4. We note your disclosure that "[t] here have been no significant changes in the Company`s internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.


Item 18. Financial Statements

Note 12 - Summary of Significant Accounting Policies

g. Seniority premiums and indemnities, page F-9

5. Please tell us how you account for the compensation based upon length of service under US GAAP.

Note 5 - Property and Equipment - Net, page F-15

6. Please tell us how you record capitalized software costs under US
GAAP.

Note 12 - Commitments and Contingencies, page F-23

7. Please tell us how you accounted for the two agreements with CSG
Software, Inc under US GAAP.

8. Please tell us how you accounted for the subscriber base purchase from DIRECTV Mexico under US GAAP.

9. Please tell us how you accounted for the Solidaridad 2 impairment charges under US GAAP. Also tell us the basis for recording the unutilized reserve under US GAAP.

Note 20 - Differences Between Mexican GAAP and U.S. GAAP, page F-
34

10. Please include the disclosures required by SFAS 87, 106, and 132.

Condensed Consolidated Statement of Income (Loss), page F-42

11. It appears that the caption "cost of sales" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption "cost of sales."




      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Carlos Ferreiro Rivas
Chief Financial Officer
INNOVA, S. DE R.L. DE C.V.
August 1, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE